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                     July 7, 2020

       Tayfun Tuzun
       Chief Financial Officer
       Fifth Third Bancorp
       Fifth Third Center
       Cincinnati, Ohio 45263

                                                        Re: Fifth Third Bancorp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            File No. 001-33653

       Dear Mr. Tuzun:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance